Points International Ltd. Announces Third Quarter 2006 Conference Call

TORONTO, October 30, 2006 - Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points" or “the Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today that it will report financial results for the three months ended September 30, 2006, after the market closed on Wednesday, November 8, 2006.

The Company also announced that Rob MacLean, Chief Executive Officer, and Steve Yuzpe, Chief Financial Officer, will host a conference call to discuss the results on the same day at 4:30 p.m. Eastern Time.

To participate in the conference call, investors from the US and Canada should dial (800) 967-7140 ten minutes prior to the scheduled start time. International callers should dial (719) 457-2629. If you are unable to participate in the live call, a replay will be available through December 8, 2006. To access the replay, dial (888) 203-1112 (passcode: 4199176). International callers should dial (719) 457-0820 and use the same passcode.

About Points International Ltd.
Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

CONTACT:
Steve Yuzpe, CFO	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6382	(310) 954-1100
steve.yuzpe@points.com	allyson.pooley@icrinc.com